UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(RULE 14a-101)
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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Single Touch Systems Inc.
(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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SINGLE TOUCH SYSTEMS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD SEPTEMBER 10, 2013

The annual meeting of shareholders (the "Annual Meeting") of Single Touch Systems Inc. will be held at Single Touch Systems Inc., 100 Town Square Place, Suite 204, Jersey City, NJ 07310 on September 10, 2013 at 9:00 a.m., local time, for the following purposes, which are more fully described in the accompanying proxy statement:

1. To elect as directors the seven nominees named in the proxy statement and recommended by our Board of Directors to serve until the next annual meeting of shareholders and until the subsequent election and qualification of their respective successors.

2. To ratify the selection of L.L.Bradford & Company, LLC, as our independent registered public accounting firm for the fiscal year ending September 30, 2013.

3. To approve Amended and Restated Certificate of Incorporation to increase the Company's authorized shares of common stock from 200,000,000 to 300,000,000.

4. To conduct an advisory vote on executive compensation.

5. To conduct an advisory vote on the frequency of future advisory votes on executive compensation.

6. To transact such other business as may properly come before the annual meeting or at any adjournments thereof.

The Board of Directors has fixed the close of business on August 9, 2013, as the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting and any adjournments thereof.

By Order of the Board of Directors,

/s/ James Orsini
James Orsini
President and Chief Executive Officer

Jersey City, New Jersey
August *, 2013

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on September 10, 2013: This proxy statement, the accompanying form of proxy card and our annual report on Form 10-K for the fiscal year ended September 30, 2012 (the "Annual Report") are available on our website at www.singletouch.net, which does not have "cookies" that identify visitors to that site. Under rules issued by the Securities and Exchange Commission, we are providing access to our proxy materials both by sending you this full set of proxy materials and by notifying you of the availability of our proxy materials on the Internet.



SINGLE TOUCH SYSTEMS INC.

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

The enclosed proxy is solicited on behalf of the Board of Directors of Single Touch Systems Inc. ("we", "us", "our", the "Company" or "Single Touch"), a Delaware corporation, for use at the Annual Meeting to be held on September 10, 2013 at 9:00 a.m., local time, or at any adjournments or postponements thereof, for the purposes set forth in this proxy statement and in the accompanying notice of annual meeting of shareholders.

Location of Annual Meeting

The annual meeting will be held at Single Touch Systems Inc., 100 Town Square Place, Suite 204, Jersey City, NJ 07310 on September 10, 2013 at 9:00 a.m., local time.

Principal Executive Offices

Our principal executive offices are located at 100 Town Square Place, Suite 204, Jersey City, NJ 07310, and our telephone number is (201) 275-0555.

Mailing Date

The definitive proxy solicitation materials are first being mailed by us on or about August 16, 2013 to all shareholders entitled to vote at the annual meeting.

Availability of Proxy Materials on the Internet

Under rules issued by the Securities and Exchange Commission (the "SEC"), we are providing access to our proxy materials both by sending you this full set of proxy materials, including the proxy card, and by notifying you of the availability of our proxy materials on the Internet. This proxy statement, the accompanying form of proxy card and our Annual Report are available on our website at www.singletouch.net.

Record Date and Our Common Stock

Shareholders of record at the close of business on August 9, 2013, the record date for the annual meeting, are entitled to notice of, and to vote, at the annual meeting. We have one class of shares outstanding, designated common stock, $0.001 par value per share. Shares of our common stock are quoted on the Over the Counter Bulletin Board under the symbol "SITO." We anticipate that as of the record date, 135,755,980 shares of our common stock will be issued and outstanding.

Solicitation of Proxies

We are making this solicitation of proxies, and we will bear the expense of preparing, printing, mailing and otherwise distributing this proxy statement. We may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited on our behalf, in person or by mail, telephone, facsimile, or other electronic means, by our directors, officers and regular employees, without additional compensation.

Revocability of Proxies

You may revoke any proxy given pursuant to this solicitation, at any time before it is voted, by either:

● delivering a written notice of revocation or a duly executed proxy bearing a later date; or

● attending the annual meeting and voting in person.

Please note, however, that if the record holder of your shares is a broker, bank or other nominee and you wish to vote at the annual meeting, you must bring to the annual meeting a letter from the broker, bank or other nominee confirming both (i) your beneficial ownership of the shares; and (ii) that the broker, bank or other nominee is not voting the shares at the meeting.

Proxy Cards and Voting

Each shareholder is entitled to one vote for each share of common stock held as of the record date.

If we receive the enclosed proxy, properly executed, in time to be voted at the annual meeting, the Board of Directors will vote the shares represented by it in accordance with the instructions marked on the proxy. An executed proxy without instructions marked on it will be voted:

1. "FOR" each of the seven nominees for election as director;

2. "FOR" the ratification of the selection of L.L.Bradford & Company, LLC as our independent registered public accounting firm for our fiscal year ending September 30, 2013;

3. "FOR" approval of Amended and Restated Certificate of Incorporation to increase the Company's authorized shares of common stock from 200,000,000 to 300,000,000;

4. "FOR" approval of the compensation disclosed in this proxy statement of the Company's executive officers who are named in this proxy statement's summary compensation table; and

5. "FOR" "three years" with respect to the frequency of advisory votes on executive compensation.

The shares represented by the enclosed proxy may also be voted by the named proxies for such other business as may properly come before the annual meeting or at any adjournments or postponements of the annual meeting.

Election of Directors

Our Board of Directors, upon recommendation of its Corporate Governance and Nominating Committee, has nominated Stuart R. Levine, James L. Nelson, Stephen D. Baksa, Anthony Macaluso, James Orsini, Peter D. Holden and Jonathan Sandelman for election at the annual meeting. If elected, each will serve a one-year term expiring at our next annual meeting of shareholders and until their respective successors are elected and have been qualified or until their earlier resignation, removal or death. Background information about the nominees is provided in Proposal No. 1.

Each of the nominees has consented to serve if elected. If any of them becomes unable or unwilling to serve as a director before the annual meeting, our Board of Directors may designate a substitute nominee. In that case, the persons named as proxies will vote for the substitute nominee. Our Board of Directors alternatively could decide to reduce the size of our board to the extent permitted by our certificate of incorporation, by-laws and applicable laws. We presently do not know of any reason why any nominee will be unable to serve.

Our Board of Directors recommends that you vote "FOR" the election of these nominees.

Ratification of Our Independent Registered Public Accounting Firm

The Audit Committee of our Board of Directors has selected L.L.Bradford & Company, LLC as our independent registered public accounting firm for our fiscal year ending September 30, 2013. The selection will be presented to our shareholders for approval at the annual meeting. Selection of our independent registered accounting firm is not required to be submitted to a vote of our shareholders for ratification. However, we are submitting this matter to our shareholders as a matter of good corporate governance. If our shareholders do not approve on an advisory basis our selection of L.L.Bradford & Company, LLC, then the Audit Committee will consider the outcome of this vote in its future discussions regarding the selection of our independent registered public accounting firm. Even if our shareholders ratify the selection, the Audit Committee may, in its discretion, direct the selection of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our best interests and the best interests of our shareholders.

Our Board of Directors recommends that you vote "FOR" the ratification of the selection of L.L.Bradford & Company, LLC to serve as our independent registered public accounting firm.

Approval of Amended and Restated Certificate of Incorporation to Increase Authorized Shares of Common Stock

Our Board of Directors has approved, subject to shareholder approval, an Amended and Restated Certificate of Incorporation to increase the Company's authorized shares of common stock from 200,000,000 to 300,000,000. Approval of the Amended and Restated Certificate of Incorporation will be presented to our shareholders for approval at the annual meeting.

Our Board of Directors recommends that you vote "FOR" approval of the Amended and Restated Certificate of Incorporation to increase the Company's authorized shares of common stock from 200,000,000 to 300,000,000.

Advisory Vote on Executive Compensation

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") requires the Company's stockholders to have the opportunity to cast a non-binding advisory vote regarding the approval of the compensation disclosed in this proxy statement of the Company's executive officers who are named in the Summary Compensation Table. The advisory vote on executive compensation will not be binding on either the Board of Directors or the Company. However, the Company's Compensation Committee will take into account the outcome of the stockholder vote on this proposal at the annual meeting when considering future executive compensation arrangements. In addition, your non-binding advisory votes described in Proposal 4 and below in Proposal 5 will not be construed (1) as overruling any decision by the Board of Directors, any Board committee or the Company relating to the compensation of the named executive officers or (2) as creating or changing any fiduciary duties or other duties on the part of the Board of Directors, any Board committee or the Company.

Our Board of Directors recommends you vote "FOR" approval of the compensation disclosed in this proxy statement of the Company's executive officers who are named in this proxy statement's summary compensation table

Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation

The Dodd-Frank Act requires the Company's stockholders to have the opportunity to cast a non-binding advisory vote regarding how frequently the Company should seek from its stockholders a non-binding advisory vote on the compensation disclosed in the Company's proxy statement of its executive officers who are named in the proxy statement's summary compensation table for the year in question (the "named executive officers"). By voting on this frequency proposal, stockholders may indicate whether they would prefer that the advisory vote on the compensation of the Company's named executive officers occur every one, two or three years. Stockholders may also abstain from voting on the proposal. The option of one year, two years or three years that receives the highest number of votes cast by stockholders will be the frequency of the advisory vote on executive compensation that has been recommended by the stockholders. However, because this vote is advisory and not binding on either the Board of Directors or the Company, the Board of Directors may subsequently decide that it is in the best interests of the Company and its stockholders to hold an advisory vote on executive compensation that differs in frequency from the option that received the highest number of votes from the Company's stockholders at the annual meeting.

Our Board of Directors recommends that you vote for "three years" with respect to the frequency of advisory votes on executive compensation.

Quorum

A quorum is required for shareholders to conduct business at the annual meeting. The presence, in person or by proxy, of shareholders holding a majority of the shares entitled to vote at the meeting will constitute a quorum.

Vote Required

Directors will be elected by a plurality of the votes cast by the shares of our common stock entitled to vote in the election. The affirmative vote of the holders of a majority of the shares of our common stock present at the annual meeting and cast on the proposal will be required for approval of the ratification of L.L.Bradford & Company, LLC as our independent registered public accounting firm for our fiscal year ending September 30, 2013. The affirmative vote of a majority of the issued and outstanding shares of common stock entitled to vote at the annual meeting is required to approve the Amended and Restated Certificate of Incorporation to increase our authorized shares of common stock. The advisory votes on executive compensation and the frequency of future advisory votes on executive compensation are non-binding, as discussed above.

The selection of L.L.Bradford & Company, LLC is being presented to our shareholders for ratification. Our Audit Committee will consider the outcome of this vote in its future discussions regarding the selection of our independent registered public accounting firm.

Effect of Abstentions

Abstentions (including instructions to withhold authority to vote for one or more director nominees) are counted for purposes of determining a quorum, but will have no effect on the outcome of any matter voted upon at the annual meeting.

Effect of "Broker Non-Votes"

For shares held in "street name" through a broker or other nominee, the broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon. Thus, if stockholders do not give their broker or nominee specific instructions, their shares may not be voted on those matters and will not be counted in determining the number of shares necessary for approval. The ratification of the selection of our independent registered public accounting firm (Proposal 2) and the approval of the Amended and Restated Certificate of Incorporation to increase our authorized shares of common stock (Proposal 3) are considered routine matters for which brokers and other nominees may vote shares they hold in street name, even in the absence of voting instructions from the beneficial holder. The remaining proposals are not considered routine matters, and the broker cannot vote the shares on these proposals if it has not received voting instructions from the beneficial owner of the shares.

Cumulative Voting

Our shareholders have no cumulative voting rights in the election of directors.

Dissenters' Rights

Under Delaware law, our shareholders do not have dissenters' rights with respect to any proposal to be considered at the annual meeting.

Annual Report

We have enclosed with this proxy statement our Annual Report on Form 10-K, excluding exhibits attached to our Form 10-K (which will be furnished upon written request as indicated below), for our fiscal year ended September 30, 2012, referred to as "fiscal year 2012." The report includes our audited financial statements, along with other information about us, which we encourage you to read.

You can obtain, free of charge, an additional copy of our Annual Report by:

- accessing our website located at www.singletouch.net;
- writing to us at: Single Touch Systems Inc., 100 Town Square Place, Suite 204, Jersey City, NJ 07310, Attention: Secretary; or
- telephoning us at (201) 275-0555 .

You can also obtain a copy of our Annual Report on Form 10-K for our fiscal year ending September 30, 2012 and the other periodic filings that we make with the SEC from the SEC's EDGAR database located at www.sec.gov.

PROPOSAL NO. 1

Election of Directors

Nominees Proposed for Election as Directors at the Annual Meeting

At this annual meeting, the terms of all seven members of our Board of Directors will expire.

Seven directors are proposed to be elected at the annual meeting to serve until our next annual meeting of shareholders for the fiscal year ending September 30, 2013 and until their respective successors are elected and have been qualified or until their earlier resignation, removal or death.

Upon the recommendation of our Governance and Nominating Committee, the Board of Directors has nominated each of Stuart R. Levine, James L. Nelson, Stephen D. Baksa, Anthony Macaluso, James Orsini, Peter D. Holden, and Jonathan Sandelman to serve as our directors. Each nominee is a current director standing for re-election.

Any vacancy existing between shareholders' meetings, including vacancies resulting from an increase in the number of directors or the resignation or removal of a director, may be filled by the Board of Directors. A director elected to fill a vacancy shall hold office until our next annual meeting of shareholders.

The Board of Directors does not contemplate that any of the director nominees will be unable to serve as a director, but if that contingency should occur before the proxies are voted, the persons named in the enclosed proxy reserve the right to vote for such substitute director nominees as they, in their discretion, determine.

Unless authority to vote for one or more of the director nominees is specifically withheld, proxies will be voted "FOR" the election of all seven director nominees.

So that you have information concerning the independence of the process by which our Board of Directors selected the nominees, we confirm, as required by the SEC, that (1) there are no family relationships among any of the nominees or among any of the nominees and any officer and (2) there is no arrangement or understanding between any nominee and any other person pursuant to which the nominee was selected.

The directors of Single Touch have diverse backgrounds that provide experience and expertise in a number of areas particularly relevant to the Company. The Governance and Nominating Committee considers the particular qualifications and experience of directors standing for re-election and potential nominees for election and strives to nominate a Board that has expertise in a number of areas critical to the Company.

Nominees

Anthony Macaluso, age 50**,** became our President, Chief Executive Officer, Chairman, and principal shareholder upon the closing of the acquisition of Single Touch Interactive, Inc. ("Interactive") in 2008. He founded Interactive in 2002, and from that time to May 2011 has had primary responsibilities for our operations and business. On May 16, 2011, he stepped down as our Chief Executive Officer, President and Chief Financial Officer but continued on as our executive Chairman. Mr. Macaluso experience as Interactive's founder and as our President and Chief Executive Officer quality him to serve on the Board of Directors.

James Orsini, age 50, joined us on May 16, 2011, as our Chief Executive Officer, President and Chief Financial Officer, and as a Director. On September 26, 2011, he stepped down as our Chief Financial Officer but continued on as our Chief Executive Officer, President and as a Director. From February 2006 to May 2011, Mr. Orsini served as Executive Vice President and Director of Finance and Operations at Saatchi & Saatchi New York, a marketing/advertising agency unit of Publicis Groupe S.A. Mr. Orsini received a bachelor of science in business administration degree from Seton Hall University, magna cum laude (1985), and is a certified public accountant. Mr. Orsini's experience as our Chief Executive Officer, President and Chief Financial Officer qualify him to serve on our Board of Directors.

James L. Nelson, age 63, has served as a director of the Company since May 1, 2013. Mr. Nelson has served as a director of Icahn Enterprises G.P., Inc. since June 2001. Since April 2008, Mr. Nelson served as a director and Chairman of the Audit Committee of Cequel Communications, an owner and operator of a large cable television system until November 2012. Since April 2010, Mr. Nelson has served as a director of Take-Two Interactive Software, Inc., a publisher, developer, and distributor of video games and video game peripherals. Since June 2011, Mr. Nelson has served a director of Voltari Inc. (formerly Motricity, Inc.), a mobile data solutions provider, and he has served as its Chairman of the Board since January 2012. Since December 2003, Mr. Nelson has served as a director of American Entertainment Properties Corp. From May 2005 until November 15, 2007, Mr. Nelson served as a director of Atlantic Coast Entertainment Holdings LLC. From 1986 until 2009, Mr. Nelson was Chairman and Chief Executive Officer of Eaglescliff Corporation, a specialty investment banking, consulting and wealth management company. From

March 1998 through 2003, Mr. Nelson was Chairman and Chief Executive Officer of Orbit Aviation, Inc. From August 1995 until July 1999, Mr. Nelson was Chairman and Chief Executive Officer and Co-Chairman of Orbitex Management, Inc., a financial service company in the fund management sector. From August 1995 until March 2001, he was a director of Orbitex Financial Services Group. From April 2003 until April 2010, Mr. Nelson served as a director and Chairman of the Audit Committee of Viskase Companies, Inc. From January 2008 through June 2008, Mr. Nelson served as a director of Shuffle Master, Inc. From March 2008 until February 2010, Mr. Nelson served as a director and on the Audit Committee of Pacific Energy Resources Ltd., an energy producer. Mr. Nelson brings to his service as a director his significant experience and leadership roles serving as Chief Executive Officer, Director and Chairman of the Audit Committee of various companies as discussed above, which led to the Board's conclusion that Mr. Nelson is qualified to serve as a director of the Company.

Stuart R. Levine, age 64**,** was elected to the board of Single Touch Systems, Inc. on August 8, 2011. Mr. Levine is the founder, Chairman and Chief Executive Officer of Stuart Levine and Associates LLC, an international management consulting and leadership development Company. From 1992 to 1996, he was Chief Executive Officer of Dale Carnegie & Associates, Inc, a provider of leadership, communication and sales skills training. In 2011, Mr. Levine was recognized by the National Association of Corporate Directors as one of the top 100 most influential people in governance within the United States. Mr. Levine serves as a director of Broadridge Financial Solutions, Inc., a provider of investor communications, securities processing, and clearing and outsourcing solutions, where he serves as Chair of the Governance and Nominating Committee. He is Lead Director of J. D'Addario & Company, Inc., a private manufacturer of musical instrument accessories. He also serves on the board of North Shore-Long Island Jewish Health System. In addition, Mr. Levine is the bestselling author of "The Leader in You" (Simon & Schuster 2004), "The Six Fundamentals of Success" (Doubleday 2004) and "Cut to the Chase" (Doubleday 2007). Mr. Levine is the former Lead Director of Gentiva Health Services, Inc., a provider of home healthcare services, where he served from 2000 to 2009. He also served as a director of European American Bank from 1995 to 2001 and The Olsten Corporation, a provider of staffing solutions, from 1994 to 2000. Mr. Levine is a former Chairman of Dowling College as well as a former Member of the New York State Assembly. Mr. Levine's business management and executive experience qualifies him to serve on the Company's Board of Directors.

Stephen D. Baksa, age 67**,** became a director of ours on November 1, 2011. Mr. Baksa was a General Partner at the Vertical Group from 1989 through 2010, a private equity and venture capital firm focused on the fields of medical technology and biotechnology. He is currently employed at the Vertical Group as an advisor/consultant. For more than 30 years, The Vertical Group has been an early stage investor and major shareholder of some of the medical technology industry's most successful companies. Before Mr. Baksa joined The Vertical Group, he was co-founder of Paddington Partners, a firm engaged in special situation investing focused on public health care equities. Mr. Baksa holds an M.B.A. from The Rutgers School of Business (1969) and a B.A. in Economics from Gettysburg College (1967). Mr. Baksa's financial knowledge and experience qualifies him to serve on the Company's Board of Directors.

Peter D. Holden, age 47, became a director of ours on March 29, 2013. Mr. Holden is currently Senior Vice President, Corporate Development and Investments at IPVALUE where he is responsible for IP investments and acquisitions. Prior to joining IPVALUE, Mr. Holden founded the IP Investment Group at Coller Capital, a global Private Equity firm with over $14 billion under management in 2006. He has since overseen the investment in, and subsequent monetization of, many IP vehicles involving thousands of patents from leading corporations and research centers worldwide. He formerly held senior positions at Panasonic, IPVALUE Management, University Patents, Inc., and Invisible Hand LLC, an IP venturing fund that he founded and ran with a former Board Member of Nokia. Mr. Holden holds Post-Doctoral, Ph.D. and undergraduate degrees from the United Kingdom and Japan. He also held positions as Senior Fellow at Wharton Business School and was awarded the Honda Fellowship at the University of Electro-Communications in Tokyo, Japan. He has also advised several governmental and sovereign initiatives on IP fund formation. Mr. Holden's financial and intellectual property knowledge and experience qualifies him to serve on the Company's Board of Directors.

Jonathan E. Sandelman, age 54, became a director of ours on December 10, 2012. Mr. Sandelman is the Chief Executive Officer, Founder, and Chief Investment Officer at Sandelman Partners, LP. He founded the firm on July 1, 2005. Mr. Sandelman is the President and Director at NMS Services Inc., NMS Services (Cayman) Inc., and BAC Services Inc. He was the President of the New York Office at Banc of America Securities LLC. Mr. Sandelman joined the firm in 1998 as the Head of Equity Financial Products and took charge of the equity department in 2002. He headed the firm's debt and equities business before becoming the President, a post that Mr. Sandelman held until October 20, 2004. He was the Deputy Head of Global Equities, Member of the Risk Management Committee, Member of the Compensation Committee, and Managing Director of Equity Derivatives at Salomon Brothers. Mr. Sandelman was a Director of Do Something and Impact Web Enterprises, Inc. He holds a Bachelor of Arts and a Juris Doctor from Yeshiva University-Cardozo Law School. Mr. Sandelman's financial and intellectual property knowledge and experience qualifies him to serve on the Company's Board of Directors.

Required Vote for Approval

Directors will be elected by a plurality of the votes cast by the shares entitled to vote in the election.

Recommendation of Our Board of Directors

Our Board of Directors recommends that shareholders vote "for" the election to the Board of each of the above nominees.

PROPOSAL NO. 2

Ratification of the Selection of Our Independent Registered Public Accounting Firm

The Audit Committee of our Board of Directors has selected L.L.Bradford & Company, LLC as our independent registered public accounting firm for our fiscal year ending September 30, 2013. We will present this selection to our shareholders for approval at the annual meeting. Selection of our independent registered accounting firm is not required to be submitted to a vote of our shareholders for ratification. However, we are submitting this matter to our shareholders as a matter of good corporate governance. If our shareholders do not approve on an advisory basis our selection of L.L.Bradford & Company, LLC, then the Audit Committee will consider the outcome of this vote in its future discussions regarding the selection of our independent registered public accounting firm. Even if our shareholders ratify the selection, the Audit Committee may, in its discretion, direct the selection of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our best interests and the best interests of our shareholders.

Weaver, Martin & Samyn, LLC until July 26, 2013, served as the Company's independent registered public accounting firm. The decision to engage L.L. Bradford & Company was based upon the fact that the Audit partner with primary responsibility for the Company's financial statements is no longer associated with Weaver, Martin & Samyn, LLC and is now associated with L.L. Bradford & Company, LLC.

Representatives of L.L.Bradford & Company, LLC are expected to be present at the Annual Meeting.

Fees Paid to Weaver, Martin & Samyn LLC

Audit Fees - The aggregate fees billed for each of the last two fiscal years for professional services rendered by Weaver, Martin & Samyn, LLC for the audit of the Company's annual financial statements and review of financial statements included in the Company's Form 10-K or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal years ending September 30, 2012 and 2011 were: $55,000 and $63,960, respectively.

Audit-Related Fees - No aggregate fees were billed in either of the last two fiscal years for assurance and related services by the Weaver, Martin & Samyn, LLC that were reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under item (1) for the fiscal years ending September 30, 2012 and 2011.

Tax Fees - No aggregate fees were billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning for the fiscal years ending September 30, 2012 and 2011.

All Other Fees - No other fees were billed for professional services provided by Weaver, Martin & Samyn, LLC, other than the services reported above, for the fiscal years ending September 30, 2012 and 2011.

Audit Committee Pre-Approval Policies - Our Audit Committee by its Chairman has approved the principal accountant's performance of services for the audit of the Company's annual financial statements and review of financial statements included in our Form 10-K or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal year ending September 30, 2012. Audit-related fees, tax fees, and all other fees, if any, were approved by the Audit Committee Chair.

Work Performed by Others - The percentage of hours expended on the principal accountant's engagement to audit the registrant's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees was less than 50 percent.

Required Vote for Approval

Approval of Proposal No. 2 requires the affirmative vote of a majority of the shares of our common stock present at the annual meeting and cast on the proposal. Selection of our independent registered accounting firm is not required to be submitted to a vote of our shareholders for ratification. However, we are submitting this matter to our shareholders as a matter of good corporate governance. If our shareholders do not approve on an advisory basis our selection of L.L.Bradford & Company, LLC, then the Audit Committee will consider the outcome of this vote in its future discussions regarding the selection of our independent registered public accounting firm.

Recommendation of Our Board of Directors

Our Board of Directors recommends that you vote in favor of the ratification of the selection of L.L.Bradford & Company, LLC as our independent registered public accounting firm.

CORPORATE GOVERNANCE

Board of Directors

The Board of Directors currently consisted of seven members. During fiscal year 2012, the Board of Directors consisted of five members and met six times. Each director attended not less than 75% of the aggregate number of meetings.

Our Board of Directors has determined that each of Mr. Baksa, Mr. Nelson, Mr. Levine, Mr. Holden and Mr. Sandelman are "independent," as defined by SEC rules adopted pursuant to the requirements of the Sarbanes-Oxley Act of 2002. Although our stock is not listed for trading on the Nasdaq Stock Market at this time, we are required to determine the independence of our directors by reference to the rules of a national securities exchange or of a national securities association (such as the Nasdaq Stock Market).

Mr. Orsini and Mr. Macaluso are executive officers of the Company, and therefore are not independent directors.

Board Committees

The Board of Directors established an Audit Committee, a Compensation Committee and a Governance and Nominating Committee in fiscal year 2012. The current charters of each of the Audit Committee, Compensation Committee and Governance and Nominating Committee are available on our website located at www.singletouch.net . The information contained on our website is not a part of this proxy statement.

Audit Committee

The Audit Committee is currently comprised of Mr. Baksa (chairman), Mr. Sandelman and Mr. Levine. We believe all three of the members are "independent," as defined by SEC rules adopted pursuant to the requirements of the Sarbanes-Oxley Act of 2002.

The duties and responsibilities of the Audit Committee are set forth in the Audit Committee's charter, as adopted by the Board of Directors in fiscal year 2012.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee oversees the financial reporting process for the Company on behalf of the Board of Directors, and has other duties and functions as described in its charter.

Company management has the primary responsibility for the Company's financial statements and the reporting process. The Company's independent registered public accounting firm is responsible for auditing the Company's financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States.

In this context, the Audit Committee has reviewed and discussed our audited financial statements for the year ended September 30, 2012 with management and with our independent registered public accounting firm. The Audit Committee has discussed with our independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees), which includes, among other items, matters related to the conduct of the audit of our annual financial statements.

The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding such independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence from us and our management. In addition, the Audit Committee has considered whether the provision of non-audit services by our independent registered public accounting firm in fiscal year 2012 was compatible with maintaining our registered public accounting firm's independence and has concluded that it was.

Based on its review of the audited financial statements and the various discussions noted above, the Audit Committee recommended to our Board of Directors that our audited financial statements be included in our Annual Report on Form 10-K for the year ended September 30, 2012.

The Board of Directors has determined that Mr. Baksa is an "audit committee financial expert" as defined in Item 407(d) of Regulation S-K. The Board of Directors has also determined that Mr. Baksa meets the additional independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Respectfully submitted by the Audit Committee,

Stephen D. Baksa, Chairman
Stuart R. Levine
Jonathan E Sandelman

The foregoing Audit Committee Report does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other filing of our company under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent we specifically incorporate this Audit Committee Report by reference therein.

Compensation Committee

The Compensation Committee is currently comprised of Mr. Sandelman (chairman), Mr. Baksa and Mr. Levine. We believe all three of the members are "independent," as defined by SEC rules adopted pursuant to the requirements of the Sarbanes-Oxley Act of 2002.

The duties and responsibilities of the Compensation Committee are set forth in the Compensation Committee's charter, as adopted by the Board of Directors in fiscal year 2012.

Among its duties, our Compensation Committee determines the compensation and benefits paid to our executive officers, including our President, Chief Executive Officer and our Executive Chairman.

Our Compensation Committee reviews and determines salaries, bonuses and other forms of compensation paid to our executive officers and management, approves recipients of stock option awards and establishes the number of shares and other terms applicable to such awards.

Our Compensation Committee also determines the compensation paid to our Board of Directors, including equity-based awards. More information about the compensation of our non-employee directors is set forth in the section of this proxy statement titled "Director Compensation."

Governance and Nominating Committee

The Governance and Nominating Committee is currently comprised of Mr. Levine (chairman) and Mr. Baksa. We believe all of the members are "independent," as defined by SEC rules adopted pursuant to the requirements of the Sarbanes-Oxley Act of 2002.

The duties and responsibilities of the Governance and Nominating Committee are set forth in the Governance and Nominating Committee's charter, as adopted by the Board of Directors in fiscal year 2012.

Our Corporate Governance and Nominating Committee is charged with recommending the slate of director nominees for election to the Board of Directors, identifying and recommending candidates to fill vacancies on the Board, and reviewing, evaluating and recommending changes to our corporate governance processes. Among its duties and responsibilities, the Corporate Governance and Nominating Committee periodically evaluates and assesses the performance of the Board of Directors; reviews the qualifications of candidates for director positions; assists in identifying, interviewing and recruiting candidates for the Board; reviews the composition of each committee of the Board and presents recommendations for committee memberships; and reviews and recommends changes to the charter of the Governance and Nominating Committee and to the charters of other Board committees.

The process followed by the Governance and Nominating Committee to identify and evaluate candidates includes (i) requests to Board members, our Chief Executive Officer, and others for recommendations, (ii) meetings from time to time to evaluate biographical information and background material relating to potential candidates and their qualifications, and (iii) interviews of selected candidates. The Corporate Governance and Nominating Committee also considers recommendations for nomination to the Board of Directors submitted by shareholders.

In evaluating the suitability of candidates to serve on the Board of Directors, including shareholder nominees, the Governance and Nominating Committee seeks candidates who are "independent," as defined by SEC rules adopted pursuant to the requirements of the Sarbanes-Oxley Act of 2002 and who meet certain selection criteria established by the Governance and Nominating Committee.

Code of Ethics

On December 1, 2004 we adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of our Code of Ethics will be provided to any person requesting same without charge. To request a copy of our Code of Ethics please make written request to our President c/o Single Touch Systems Inc. at 100 Town Square Place, Suite 204, Jersey City, NJ 07310.

Risk Oversight

The Board of Directors is responsible for the oversight of the Company's risk management efforts. While the full Board of Directors is ultimately responsible for this oversight function, individual committees may consider specific areas of risk from time to time as directed by the Board. Members of management responsible for particular areas of risk for the Company provide presentations, information and updates on risk management efforts as requested by the Board or a Board committee.

Board Leadership Structure

Our Board is responsible for the selection of the Chairman of the Board and the Chief Executive Officer. Our Board does not have a policy on whether or not the roles of Chief Executive Officer and Chairman should be separate and, if they are to be separate, whether the Chairman should be selected from the non-employee directors or be an employee. Currently, Anthony Macaluso serves as our Executive Chairman and James Orsini serves as our Chief Executive Officer

Shareholder Communications

Shareholders and other interested parties may send correspondence by mail to the full Board of Directors or to individual directors. Shareholders should address such correspondence to the Board of Directors or the relevant Board members in care of: Single Touch Systems Inc., 100 Town Square Place, Suite 204, Jersey City, NJ 07310, Attention: Secretary.

All such correspondence will be compiled by our Secretary and forwarded as appropriate. In general, correspondence relating to corporate governance issues, long-term corporate strategy or similar substantive matters will be forwarded to the Board of Directors, one of the committees of the Board, or a member thereof for review. Correspondence relating to the ordinary course of business affairs, personal grievances, and matters as to which we tend to receive repetitive or duplicative communications are usually more appropriately addressed by the officers or their designees and will be forwarded to such persons accordingly.

Director Compensation

On August 8, 2011, the Company appointed Stuart R. Levine to serve on its Board of Directors. Pursuant to the appointment letter agreement with him dated August 8, 2011 (the "Levine Agreement"), the Company will pay Mr. Levine an annual cash stipend of $20,000 (in quarterly increments). The Company also granted Mr. Levine 200,000 stock options under the Company's 2010 Stock Plan exercisable at $0.331 per share, which fully vested on August 8, 2012. Such stock options will remain exercisable until the earlier of the scheduled expiration date or 18 months after the cessation of service, whichever is sooner. In addition, the Company issued Mr. Levine 25,000 shares of its common stock valued at their respective market value on date of grant totaling $7,000.

On August 23, 2012, the Company granted Stuart Levine options to purchase a total of 250,000 shares of the Company's common stock at a price $0.325 per share. 50,000 of these options were granted as compensation for acting as a chairman of committee. The options expire on August 22, 2017 and immediately vested upon grant. Such stock options will remain exercisable until the earlier of the scheduled expiration date or 18 months after the cessation of service, whichever is sooner.

On August 8, 2011, pursuant to the letter agreement with him dated August 8, 2011 (the "Siber Agreement"), the Company will pay Mr. Siber an annual cash stipend of $20,000 (in quarterly increments). The Company also granted Mr. Siber 200,000 stock options under the Company's 2010 Stock Plan exercisable at $0.331 per share, which fully vest on August 8, 2012, subject to continuation of service. Such stock options would, if vested on the date of cessation of service, remain exercisable until the earlier of the scheduled expiration date or 18 months after the cessation of service, whichever is sooner. Mr. Siber resigned as a director of the Company effective May 1, 2013.

On August 23, 2012, the Company granted Richard Siber options to purchase a total of 250,000 shares of the Company's common stock at a price $0.325 per share. 50,000 of these options were granted as compensation for acting as a chairman of committee. The options expire on August 22, 2017 and immediately vested upon grant. Such stock options will remain exercisable until the earlier of the scheduled expiration date or 18 months after the cessation of service, whichever is sooner. Mr. Siber resigned as a director on April 30, 2013. Mr. Siber resigned as a director of the Company effective May 1, 2013.

Pursuant the appointment letter agreement with Stephen D. Baksa dated November 1, 2011 (the "Baksa Agreement"), we will pay Mr. Baksa an annual cash stipend of $20,000 (in quarterly increments). The Company also granted to Mr. Baksa 200,000 five-year stock options under our 2010 Stock Plan, which annual options would vest in one lump amount one year after they are granted, subject to continuation of service. Such stock options would, if vested on the date of cessation of service, remain exercisable until the earlier of the scheduled expiration date or 18 months after the cessation of service, whichever is sooner. As contemplated by the Baksa Agreement, we granted such 200,000 stock options to Mr. Baksa effective November 1, 2011. The exercise price of the stock options is $0.225 per share.

On August 23, 2012, the Company granted Stephen Baksa options to purchase a total of 50,000 shares of the Company's common stock at a price $0.325 per share. These options were granted as compensation for acting as a chairman of a committee. The options expire on August 22, 2017 and immediately vested upon grant. Such stock options will remain exercisable until the earlier of the scheduled expiration date or 18 months after the cessation of service, whichever is sooner.

On November 29, 2012, the Company granted Stephen Baksa options to purchase a total of 200,000 shares of the Company's common stock at a price $0.389 per share. The options expire on November 28, 2017 and immediately vested upon grant. Such stock options will remain exercisable until the earlier of the scheduled expiration date or 18 months after the cessation of service, whichever is sooner.

Effective August 23, 2012, our non-employee Board members receive $250 per meeting, Committee or Board, in-person or telephonic. This compensation is in addition to the $20,000 per year compensation for regular board service by the non-employee Directors. There are currently no other regular cash compensation arrangements in place for members of the Board of Directors acting as such. Directors may however be reimbursed their expenses, if any, for attendance at meetings of the Board of Directors.

Following is a discussion of compensation to our directors appointed subsequent to our fiscal year ended September 30, 2012.

Pursuant to our appointment letter agreement with Jonathan D. Sandelman dated December 10, 2012 (the "Sandelman Agreement"), we will pay Mr. Sandelman an annual cash stipend of $20,000 (in quarterly increments). We also indicated in the Sandelman Agreement an intention to make annual grants to Mr. Sandelman of 200,000 five-year stock options under our 2008 Stock Option Plan, which annual options would vest in full upon grant. Such stock options would remain exercisable until the earlier of the scheduled expiration date or 18 months after the cessation of service, whichever is sooner. As contemplated by the Sandelman Agreement, we granted such 200,000 stock options to Mr. Sandelman effective December 10, 2012. The exercise price of the stock options is $0.446 per share. Also, on April 16, 2013, we granted stock options to Mr. Sandelman, as Chair of the Compensation Committee to purchase 50,000 options at an exercise price of $0.676.

Pursuant to our appointment letter agreement with Peter D. Holden dated March 29, 2013 (the "Holden Agreement"), we will pay Mr. Holden an annual cash stipend of $20,000 (in quarterly increments). We also indicated in the Holden Agreement an intention to make annual grants to Mr. Holden of 200,000 five-year stock options under our 2010 Stock Plan, which annual options would vest in full upon grant. Such stock options would remain exercisable until the earlier of the scheduled expiration date or 18 months after the cessation of service, whichever is sooner. As contemplated by the Holden Agreement, we granted such 200,000 stock options to Mr. Holden effective March 29, 2013. The exercise price of the stock options is $0.687 per share.

Pursuant to our appointment letter agreement with James N. Nelson dated May 1, 2013 (the "Nelson Agreement"), we will pay Mr. Nelson an annual cash stipend of $20,000 (in quarterly increments). We also indicated in the Nelson Agreement an intention to make annual grants to Mr. Nelson of 200,000 five-year stock options under our 2010 Stock Plan, which annual options would vest in full upon grant. Such stock options would remain exercisable until the earlier of the scheduled expiration date or 18 months after the cessation of service, whichever is sooner. As contemplated by the Nelson Agreement, we granted such 200,000 stock options to Mr. Nelson effective May 1, 2013. The exercise price of the stock options is $0.705 per share.

2012 Director Compensation Table

The following table sets forth compensation received by our directors in fiscal year 2012.

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	All other compensation ($)	Total ($)
Anthony Macaluso[2]	0	0	0	0	0
James Orsini[1]	0	0	0	0	0
Richard Siber[3]	20,750	0	22,359	0	43,109
Stuart R. Levine	20,000	0	22,359	0	42,359
Stephen D. Baksa	18,315	0	8,838	0	27,153

[1] This table includes only his compensation which was expressly for service as a director. Mr. Orsini received other compensation as an executive officer—see the Summary Compensation Table below.

[2] This table includes only his compensation which was expressly for service as a director. Mr. Macaluso received other compensation as an executive officer—see the Summary Compensation Table below.

[3] Mr. Siber resigned as a director of the Company effective May 1, 2013.

Director Attendance at Annual Meetings

Our policy is that all directors, absent special circumstances, should attend our annual meeting of shareholders.

EXECUTIVE OFFICERS

James Orsini, age 50, serves as our President and Chief Executive Officer. Further information about Mr. Orsini is set forth in Proposal No. 1.

Anthony Macaluso, age 50, serves as our Executive Chairman. Further information about Mr. Macaluso is set forth in Proposal No. 1.

John Quinn, age 50, joined us on September 26, 2011, as our Chief Financial Officer. Mr. Quinn was most recently Principal of ParenteBeard, LLC, an accounting and consulting firm. He was responsible for starting and was co-head of the Transaction Advisory Services group, which focused on M&A advisory and international tax consulting. Prior to joining ParenteBeard in 2010, Mr. Quinn was the New York based Chief Financial Officer of Financial Dynamics, a financial communications and investor relations consultancy. During his six-year tenure, Mr. Quinn was instrumental in converting an investor relations services provider into a full-service multinational and overseeing the sale and integration of Financial Dynamics to FTI Consulting, Inc.

From 1997-2004 Mr. Quinn was a partner at Scarpati Quinn & Hennessey, LLP, where he was a key contributor to the rapid growth of the accounting firm into an advisory, consulting and international tax service provider. For the eight years prior, he was senior manager of M&A and tax at Saatchi & Saatchi, the global advertising and marketing giant. Mr. Quinn began his career as a senior associate at KPMG in 1986. Mr. Quinn holds a MBA in international finance from Columbia University's Business School (1995) and graduated with a B.S. in accounting from the State University of New York (1986). He is a Certified Public Accountant.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the total compensation paid or accrued by us during the two fiscal years ended September 30, 2012 to:

- all individuals who served as our chief executive officer or acted in a similar capacity for us at any time during the fiscal year ended September 30, 2012 and

- all individuals who served as executive officers of ours at any time during the fiscal year ended September 30, 2012 and received annual compensation during the fiscal year ended September 30, 2012 in excess of $100,000.

SUMMARY COMPENSATION TABLE

Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Total ($)
Anthony Macaluso	2012	385,000	0	0	142,237	527,237
Executive Chairman	2011	322,582	0	2,700,000	205,182	3,227,764
James Orsini	2012	385,000	0	0	138,600	523,610
Chief Executive Officer	2011	144,375	25,000	260,000	0	429,375
John Quinn	2012	225,000	0	0	17,375	242,385
Chief Financial Officer	2011	4,327	0	30,000	0	34,327

Note: The table above includes only the value of options that vested during the periods indicated. The listed executives may have unvested options that may vest in a future period. See "Outstanding Equity Awards at Fiscal Year-End" below.

Employment Agreements and Benefits

Other than health, dental, life and disability insurance, we do not currently provide any employee benefit or retirement programs. Our officers' salaries are determined by the Board of Directors. Officers and employees may receive bonuses from time to time in the form of cash or equity at the sole discretion of the Board of Directors.

We have no plans in place and have never maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax-qualified deferred contribution plans and nonqualified deferred contribution plans.

Employment / Severance / Change-in-Control Agreements

Anthony Macaluso - On June 3, 2011, we entered into an employment letter agreement with Anthony Macaluso, as our executive Chairman, effective as of June 1, 2011. The agreement is for a three-year term, with successive two-year renewals unless either party elects against renewal. Mr. Macaluso is entitled to a $385,000 annual salary, subject to possible increases. Mr. Macaluso can also receive discretionary cash bonuses. We also agreed in the employment letter agreement to grant Mr. Macaluso certain stock options under our 2010 Stock Plan.

In full satisfaction of all obligations under the employment letter agreement to grant stock options to Mr. Macaluso, and after taking account of certain remissions, we granted Mr. Macaluso on June 1, 2011 a total of 4,500,000 stock options under our 2010 Stock Plan, with 1,500,000 of the options (at an exercise price of $0.65 per share) vesting on May 16, 2012, 1,500,000 of the options (at an exercise price of $0.90 per share) vesting on May 16, 2013 and 1,500,000 of the options (at an exercise price of $0.90 per share) vesting on May 16, 2014.

If Mr. Macaluso is terminated without cause or due to disability, or if he resigns for good reason (all as defined in the employment letter agreement) or if we elect not to renew his employment term, then upon giving us a release he shall be entitled to one year of salary continuation and one year of COBRA premiums payments. Also, if we are acquired or if he is terminated without cause or if he resigns for good reason (all as defined in the employment letter agreement) during Mr. Macaluso's employment, all his unvested stock options would immediately vest.

In addition, if we terminate Mr. Macaluso's employment without cause or due to disability or if he resigns for good reason, he would be entitled to exercise any of the 4,500,000 stock options until three years after the termination date (or, if earlier, the expiration of the options).

Mr. Macaluso participated in the November 2012 plan where we modified the terms of stock options granted to certain employees, officers, directors, and active 3rd party service providers. As a result 3,000,000 options exercisable at $0.90 per share granted pursuant to his employment agreement were reduced to 2,550,000 options exercisable at $0.469 per share. Additional options granted in 2010 were reduced from 50,000 options exercisable at $1.375 per share to 40,000 exercisable at $0.469 per share and 1,200,000 options exercisable at $0.90 per share to 1,020,000 exercisable at $0.469 per share.

On December 6, 2012, for extraordinary service to the Company to date for work related to Single Touch Systems R&D I.P., Inc., we granted options to Mr. Macaluso to purchase 2,099,400 shares of our common stock at a price of $0.469 per share. The options immediately vested and expire on December 1, 2017.

James Orsini- On March 10, 2011, we entered into an employment letter agreement with James Orsini, who began employment as our Chief Executive Officer, President and Chief Financial Officer on May 16, 2011. The agreement (as amended on May 16, 2011) is for a three-year term, with successive two-year renewals unless either party elects against renewal. Mr. Orsini is entitled to a $385,000 annual salary, subject to possible increases. Mr. Orsini can also receive discretionary cash bonuses, and after three months of employment he was entitled to and did receive a $25,000 payment in respect of certain expenses. In addition, the agreement called for us to grant to him (and we accordingly did grant to him) 4,500,000 stock options under our 2010 Stock Plan; with one-third (with an exercise price of $0.63 per share) vesting on the first anniversary of his employment start date, one-third (with an exercise price of $0.90 per share) vesting on the second anniversary of his employment start date, and one-third (with an exercise price of $0.90 per share) vesting on the third anniversary of his employment start date. Vesting of his stock options shall accelerate if we experience a change in majority control. Mr. Orsini agreed not to compete with us during his employment and for two years thereafter.

If we terminate Mr. Orsini's employment without cause or for disability or if he resigns for good reason (as those terms are defined in the agreement), or if we elect not to enter into a renewal term of the employment letter agreement, he will receive one year of salary continuation and one year of COBRA premium payments. In addition, if we terminate Mr. Orsini's employment without cause or if he resigns for good reason, he would be entitled to exercise any of the 4,500,000 stock options which had vested as of the termination date, until three years after the termination date (or, if earlier, the expiration of the options).

If we experience a change in majority control (as defined in the agreement) during Mr. Orsini's employment, all his unvested stock options would immediately vest.

Mr. Orsini participated in the November 2012 plan where we modified the terms of stock options granted to certain employees, officers, directors, and active 3rd party service providers. As a result 3,000,000 options exercisable at $0.90 per share granted pursuant to his employment agreement were reduced to 2,550,000 options exercisable at $0.469 per share.

John Quinn - On September 26, 2011, we entered into an employment letter agreement with John Quinn, as our Chief Financial Officer, effective as of September 26, 2011. Pursuant to the agreement we pay Mr. Quinn an annual salary of $225,000. The Agreement also calls for successive one-year renewals unless either party elects against renewal. Mr. Quinn can also receive discretionary cash bonuses.

We also agreed to grant Mr. Quinn 100,000 shares of our common stock under our 2009 Employee and Consultant Stock Plan, subject to the following restriction: all of such shares would have been forfeited to us if Mr. Quinn's employment with us ceased for any reason; such restrictions and risk of forfeiture cliff-lapsed on December 25, 2011.

We also agreed to grant Mr. Quinn a total of 1,500,000 upfront stock options under our 2008 Stock Option Plan with 500,000 of the options (at an exercise price of $0.65 per share) vesting after one year of service, 500,000 of the options (at an exercise price of $0.90 per share) vesting after two years of service and 500,000 of the options (at an exercise price of $0.90 per share) vesting after three years of service.

Under the agreement, if Mr. Quinn is terminated without cause or due to his disability, or if he resigns for good reason (all as defined in the Agreement) or if we elect not to renew his employment term, then upon giving us a release he shall be entitled to six months of salary continuation and six months of COBRA premiums payments. Also, vesting of his stock options shall accelerate if Mr. Quinn is terminated without cause or if he resigns for good reason, or if we are acquired.

Mr. Quinn, participated in the November 2012 plan where we modified the terms of stock options granted to certain employees, officers, directors, and active 3rd party service providers. As a result 1,000,000 options exercisable at $0.90 per share granted pursuant to his employment agreement were reduced to 850,000 options exercisable at $0.469 per share.

Equity Compensation

The following table reflects information for our executive officers named in the Summary Compensation Table, as of September 30, 2012:

Outstanding Equity Awards at Fiscal Year-End

Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Option exercise price($)	Option expiration date
Anthony Macaluso	50,000	-	1.38	7/28/2013
	1,200,000	-	0.90	12/9/2013
	750,000	-	0.65	6/1/2016
	1,500,000	-	0.65	6/1/2016
	-	1,500,000	0.90	6/1/2016
	-	1,500,000	0.90	6/1/2016
James Orsini	1,500,000	-	0.63	5/16/2016
	-	1,500,000	0.90	5/16/2016
	-	1,500,000	0.90	5/16/2016
John Quinn	500,000	-	0.65	9/26/2014
	-	500,000	0.90	9/26/2014
	-	500,000	0.90	9/26/2014

_____
Note: The table above does not reflect modifications to outstanding options made subsequent to the year ended September 30, 2012. See "Employment Agreements and Benefits" above.

Changes in Control

We are not aware of any arrangement that might result in a change-of-control in the future.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 30, 2013 , the beneficial ownership of Single Touch Systems Inc. common stock by each of our directors and named executive officers, each person known to us to beneficially own more than 5% of our common stock, and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly. Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power (subject to applicable community property laws) and that person's address is c/o Single Touch Systems Inc., 100 Town Square Place, Suite 204, Jersey City, NJ 07310. Shares of Common Stock subject to options, warrants, or convertible notes currently exercisable or convertible or exercisable or convertible within 60 days after June 30, 2013 are deemed outstanding for computing the share ownership and percentage of the person holding such options, warrants, or convertible notes but are not deemed outstanding for computing the percentage of any other person.

	Shares	Percentage
Anthony Macaluso [1]	31,670,026	19.2%
James Orsini [2]	2,537,500	1.9%
John Quinn [3]	600,000	0.5%
Stuart R. Levine [4]	475,000	0.4%
Stephen D. Baksa [5]	8,415,034	6.1%
Jonathan E. Sandelman [6]	4,625,000	3.4%
Peter D. Holden [7]	200,000	0.2%
James L. Nelson [8]	200,000	0.2%
Nicole Macaluso [1][9]	23,267,219	17.0%
Medical Provider Financial Corporation IV [10]	12,700,000	9.4%
Mike Robert [11]	8,024,370	5.9%
Peltz Capital Management LLC [12]	7,975,000	5.8%
Officers and Directors as a Group (8 persons) [13]	48,722,560	29.8%

[1] Includes 6,026,900 shares underlying stock options, 1,250,000 shares underlying warrants. Also includes 21,997,219 shares owned directly or as custodian by Nicole Macaluso, which Mr. Macaluso has the right to vote pursuant to a proxy. Mr. Macaluso holds 2,395,907 shares in his own name. Mr. Macaluso disclaims beneficial ownership of the shares owned by Nicole Macaluso. Does not include 1,912,500 shares underlying stock options not exercisable within 60 days.

[2] Includes 2,137,500 shares underlying stock options. Does not include 1,912,500 shares underlying stock options not exercisable within 60 days.

[3] Includes 500,000 shares underlying stock options. Does not include 850,000 shares underlying stock options not exercisable within 60 days.

[4] Includes 450,000 shares underlying stock options.

[5] Includes shares held by him directly and in trust. Includes 450,000 shares underlying stock options, 1,100,000 shares underlying warrants and 1,100,000 shares convertible pursuant to a promissory note.

[6] Includes 250,000 shares underlying stock options.

[7] Includes 200,000 shares underlying stock options.

[8] Includes 200,000 shares underlying stock options.

[9] The address for Ms. Macaluso is P. O. Box 1318, Rancho Santa Fe, CA 92067. Includes 20,000 shares underlying stock options and 1,250,000 shares underlying warrants. Ms. Macaluso holds 21,747,219 shares in her name and 250,000 shares as custodian for children. Other than the shares listed in the table next to her name, Ms. Macaluso disclaims beneficial ownership of the shares beneficially owned by Anthony Macaluso.

[10] The address for Medical Provider Financial Corporation IV is 2100 South State College Boulevard, Anaheim, CA 92806. Thomas Seaman is now acting as receiver.

[11] The address for Mr. Robert is 4831 Mt. Longs Drive, San Diego, CA 92117. Includes 1,000,000 shares underlying warrants issued by us.

[12] The address for Peltz Capital Management LLC is 9601 Wilshire Boulevard, Beverly Hills, CA 90210. Includes 500,000 shares held directly, 1,725,000 shares underlying stock options from us and 5,750,000 shares underlying options from Mr. Macaluso.

[13] Includes Messrs. Macaluso, Nelson, Orsini, Baksa, Levine, Sandelman, Holden and Quinn.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires that our directors and executive officers and persons who beneficially own more than 10% of our common stock (referred to herein as the "reporting persons") file with the SEC various reports as to their ownership of and activities relating to our common stock. Such reporting persons are required by the SEC regulations to furnish us with copies of all Section 16(a) reports they file. Based solely upon a review of copies of Section 16(a) reports and representations received by us from reporting persons, and without conducting any independent investigation of our own during the fiscal year ended September 30, 2012, Forms 3 and 4 were mostly timely filed with the SEC by such reporting persons, except for Anthony Macaluso, who had not yet filed Form 4 transaction information related to private transfers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

2010 Macaluso/Activate Consolidation and Modification - 2009 Debt - In fiscal 2009, Activate, Inc., which is an affiliate of Anthony Macaluso, made loan advances of $894,500 to us, at 8% interest per annum. We repaid $99,081 in fiscal 2009 and $504,000 in fiscal 2010. In June 2009, Activate, Inc. purchased from a third party a $250,000 promissory note, bearing 10% interest per annum, which we had issued.

On June 28, 2010, we issued Activate, Inc. a new convertible promissory note with a principal amount of $633,651, which represented $291,397 of outstanding loan advances, plus the $54,170 of accrued but unpaid interest on the loan advances, plus the $250,000 principal amount of the purchased promissory note, plus the $29,787 of accrued but unpaid interest on the purchased $250,000 promissory note, plus the $8,297 of accrued but unpaid interest on the converted $73,445 convertible promissory note. The new note was to mature on June 27, 2011, accrued interest at an annual rate of 1% and was convertible at the holder's option into our common stock at $0.37 per share. We prepaid, in February and April 2011, the entire principal amount of and all accrued interest on this new note.

Macaluso 2010 Debt Conversion - On or shortly after June 28, 2010, Anthony Macaluso and his former spouse, Nicole Macaluso, converted a convertible promissory note's principal balance of $2,319,512 into 28,993,896 shares of our common stock. Anthony Macaluso received 13,773,992 of these shares issued.

On June 28, 2010, we issued Anthony Macaluso a new convertible promissory note with a principal amount of $155,531, which represented $123,581 of accrued compensation (net of payroll taxes) plus the $31,950 accrued but unpaid interest due him on the converted $2,319,512 convertible promissory note. The new note matured on June 27, 2011, accrued interest at an annual rate of 1% and was convertible at the holder's option into our common stock at $0.37 per share. We repaid, in May and June 2011, the entire principal amount of and all accrued interest on this new note. On June 28, 2010, Activate, Inc. converted a convertible note's principal balance of $73,445 into 918,063 shares of our common stock.

Soapbox Mobile, Inc. Related-Party Arrangements - Anthony Macaluso is the preferred shareholder of Soapbox Mobile, Inc. ("Soapbox", which provided the use of certain equipment and software to us from February 2008 through June 2010 at a monthly rate of $4,000 and had been providing them to us from July 1, 2010 to June 30, 2011 at a monthly rate of $7,500. On June 30, 2011, we entered into an agreement with Anthony Macaluso whereby the Company was granted an option to acquire his majority interest in Soapbox. Under the terms of the option grant, we were required to pay and did a deposit of $155,000 which was to be refunded in the event the acquisition did not close. Under the option agreement both parties had the opportunity to perform due diligence necessary to determine the value of the majority interest and perform other actions necessary to complete the acquisition.

On March 30, 2012, we were granted an exclusive perpetual license to utilize the "Anywhere" software and related source code from Soapbox. Under the terms of the underlying agreement, we issued 200,000 shares of our common stock to Soapbox and paid $30,000 in April 2012. All of the consideration paid was distributed to eight individuals comprising all of the common shareholders of Soapbox pursuant to instructions from Soapbox. We valued the license at $76,000, comprising of the fair value of the 200,000 shares on date of grant ($46,000) and the $30,000 of cash. The license, by its terms, has an indefinite life and is therefore not subject to amortization. Our Executive Chairman owns a majority preferred interest in Soapbox and received no portion of the consideration paid.

On November 27, 2012 we entered into a Settlement and Mutual Special Release with our Executive Chairman as final global settlement of any and all outstanding matters related to Anthony Macaluso's ownership and control relationship in Soapbox Mobile, including any and all claims he may have individually related to or on behalf of Soapbox in any capacity held by him formerly or currently. Macaluso claimed his personal capital outlay for his ownership interest in Soapbox Mobile was $755,000, made primarily due to their Anywhere software platform. We agreed to total consideration of $755,000, which included the $155,000 received related to the original Option Agreement from June 2011.

Baksa 2011 Convertible Note and Warrants Purchase - On November 14, 2011, one of our Directors, Stephen Baksa purchased from us a $500,000 promissory note and 1,000,000 warrants, in exchange for $500,000 cash. The note bears interest at 10% per annum and matures in one year, and is convertible into our common stock at $0.50 per share. The warrants have an exercise price of $0.25 per share and expire in three years.

Baksa Convertible Note and Warrants 2012 Modification – In support of a private offering by us that began in September of 2012, one of our Directors, Stephen Baksa agreed to modify his outstanding Note and Warrants at the our request. The modified notes bear interest at a rate of 10% per annum. Principal and any unpaid accrued interest are fully due on September 7, 2014. Outstanding principal is convertible into shares of our common stock at a conversion rate of $0.50 per share. The warrants are exercisable at price of $0.25 per share and expire on September 7, 2015. The modifications are consistent with the terms of the notes and warrants issued in our September 2012 offering which was completed in October 2012.

Outstanding Current Service Provider High-Exercise-Price Plan Options - In November 2012, we modified the terms of stock options granted to certain employees, officers, directors, and active 3rd party service providers. Under the modified terms, we reduced the number of shares to be purchased under these option grants from a total of 17,134,334 shares to a total of 14,534,934 shares with a reduction in the purchase price on these grants from original prices ranging from $1.375 to $0.90 per share to $0.469 per share. A breakdown of the modified grants is as follows:

	Shares under Original Grant	Shares under Modified Grant
Employees	5,809,334	4,914,934
Officers and directors	11,300,000	9,600,000
Outside legal counsel	25,000	20,000
	17,134,334	14,534,934

The modifications to options held by our officers are listed in "Executive Compensation" in this proxy statement. In addition to reducing the number of options previously granted at the reduced purchase price, Messrs. Macaluso and Orsini voluntarily agreed to amend their stock options to defer vesting of already vested options related to their employment agreements and half of their unvested options for an additional six months.

Richard Siber, then a Company director, participated in the plan and as a result options granted in 2010 were reduced from 3,000,000 options exercisable at $0.90 per share to 2,550,000 exercisable at $0.469 per share. Additional options granted in 2010 were reduced from 50,000 options exercisable at $1.375 per share to 40,000 exercisable at $0.469 per share.

Peltz Capital Management, LLC Consulting Services 2012 - On October 15, 2012 our Executive Chairman granted an option to purchase up to 3,750,000 shares personally held by him, at an exercise price of $0.295 per share to Peltz Capital Management, LLC in connection with consulting services to be provided to the Company's Executive Chairman. Further, the personal grant by the Executive Chairman also included a registration rights agreement whereby we are obligated to register the shares underlying the options at our expense. We are receiving a direct benefit from the services rendered by the consultant and have recorded the fair value of the option grant as contributed capital in the amount of $549,750. Pursuant to the agreement, the option vested immediately and expire two years form the date of grant. Additionally, services are to be rendered by the consultant for a period equal to the life of the option as a result, the fair value of the option will be amortized on a straight line basis over the two-year life of the grant.

On December 7, 2012 our Executive Chairman granted a further option to purchase up to 2,000,000 shares personally held by him, at an exercise price of $0.48 per share to Peltz Capital Management, LLC in connection with consulting services to be provided to Company's Executive Chairman. Further, the personal grant by the Executive Chairman also included a registration rights agreement whereby we are obligated to register the shares underlying the options at our expense. We are receiving a direct benefit from the services rendered by the consultant and have recorded the fair value of the option grant as contributed capital in the amount of $371,800. Pursuant to the agreement, the option vested immediately and expires two years form the date of grant. Additionally, services are to be rendered by the consultant for a period equal to the life of the option as a result, the fair value of the option will be amortized on a straight line method over the two-year life of the grant.

Policies and Procedures for Approving Transactions with Related Persons

The independent members of the Board of Directors have the responsibility to review and approve related person transactions, either in advance or when we become aware of a related person transaction that was not reviewed and approved in advance; however, the Board of Directors has not yet adopted a written policy or procedures governing its approval of transactions with related persons. During fiscal year 2012 and prior, all related party transactions were reviewed and approved by the Board of Directors, with each related party at the time serving as a director, abstaining from the vote.

PROPOSAL NO. 3

Approval of Amended and Restated Certificate of Incorporation to Increase Authorized Shares of Common Stock

Our Board of Directors has approved, subject to shareholder approval, an Amended and Restated Certificate of Incorporation to increase our authorized shares of common stock from 200,000,000 to 300,000,000. The increase in our authorized shares of common stock will become effective upon the filing of the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. If the Amended and Restated Certificate of Incorporation is approved by shareholders at the annual meeting, we intend to file the Amended and Restated Certificate of Incorporation as soon as practicable following the annual meeting.

The form of Amended and Restated Certificate of Incorporation to be filed with the Secretary of State of the State of Delaware is set forth as Appendix A to this proxy statement.

Outstanding Shares and Purpose of the Proposal

Our Certificate of Incorporation currently authorizes us to issue a maximum of 200,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share. Our issued and outstanding securities as of June 30, 2013 are as follows:

- 135,755,980 shares of common stock.
- $3,928,000 in principal amount of convertible notes and debentures convertible into 7,856,000 shares of common stock.
- Warrants to purchase 17,158,528 shares of common stock and Options to purchase 29,135,000 shares of common stock

The Board of Directors believes that the increase in authorized shares of common stock will provide the Company greater flexibility with respect to the Company's capital structure for purposes including additional equity financings and stock based acquisitions.

Effects of the Increase in Authorized Common Stock

The additional shares of common stock will have the same rights as the presently authorized shares, including the right to cast one vote per share of common stock. Although the authorization of additional shares will not, in itself, have any effect on the rights of any holder of our common stock, the future issuance of additional shares of common stock (other than by way of a stock split or dividend) would have the effect of diluting the voting rights and could have the effect of diluting earnings per share and book value per share of existing shareholders.

Except for the conversion of outstanding convertible securities and the exercise of outstanding options and warrants (which conversions or exercises would be at the option of the respective holders), the Company does not currently have any plans, proposal or arrangement to issue any of its authorized but unissued shares of common stock. However, it is possible that some of these additional shares could be used in the future for various other purposes without further shareholder approval, except as such approval may be required in particular cases by our charter documents, applicable law or the rules of any stock exchange or other system on which our securities may then be listed. These purposes may include: raising capital, providing equity incentives to employees, officers or directors, establishing strategic relationships with other companies, and expanding the Company's business or product lines through the acquisition of other businesses or products. The Company continues to seek opportunities to raise capital through the sale of its shares of common stock and/or securities convertible into shares of common stock. However, the Company has not entered into any formal or informal agreement to issue any of its authorized or unissued shares of common stock and there can be no assurance that any capital will be available on terms acceptable to the Company, or at all.

Possible Anti-Takeover Effects of Increase in Authorized Common Stock

We could also use the additional shares of common stock that will become available for issuance to oppose a hostile takeover attempt or to delay or prevent changes in control or management of the Company. For example, it may be possible for the Board of Directors to delay or impede a takeover or transfer of control of the Company by causing such additional authorized shares to be issued to holders who might side with the Board of Directors in opposing a takeover bid that the Board of Directors determines is not in the best interests of the Company or its stockholders. The proposed increase in authorized shares of common stock therefore may have the effect of discouraging unsolicited takeover attempts. By potentially discouraging initiation of any such unsolicited takeover attempts, the proposed increase in authorized shares of common stock may limit the opportunity for the Company's stockholders to dispose of their shares at the higher price generally available in takeover attempts or that may be available under a merger proposal. The proposed increase in authorized shares of common stock may have the effect of permitting the Company's current management, including the current Board of Directors, to retain its position, and place it in a better position to resist changes that stockholders may wish to make if they are dissatisfied with the conduct of the Company's business. However, the Board of Directors is not aware of any attempt to take control of the Company and the Board of Directors has not approved the proposed increase in authorized shares of common stock with the intent that it be utilized as a type of anti-takeover device. Our Certificate of Incorporation and Bylaws include certain anti-takeover provisions including provisions which provide for:

- the inability of stockholders to call special meetings of stockholders;
- the ability of our board of directors to amend our Bylaws without stockholder approval; and
- the ability of our board of directors to issue up to 5,000,000 shares of preferred stock without stockholder approval upon the terms and conditions and with the rights, privileges and preferences as our board of directors may determine.

Required Vote for Approval

Approval of Proposal No. 3 requires the affirmative vote of a majority of the issued and outstanding shares of common stock entitled to vote at the Annual Meeting.

Recommendation of Our Board of Directors

Our Board of Directors recommends that stockholders vote "for" approval of the Amended and Restated Certificate of Incorporation to increase our authorized shares of common stock from 200,000,000 to 300,000,000.

PROPOSAL NO. 4

Advisory Vote on Executive Compensation

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") requires the Company's stockholders to have the opportunity to cast a non-binding advisory vote regarding the approval of the compensation disclosed in this proxy statement of the Company's executive officers who are named above in the Summary Compensation Table (the "named executive officers"). The Company has disclosed the compensation of the named executive officers pursuant to rules adopted by the SEC.

We believe that our compensation policies for the named executive officers are designed to attract, motivate and retain talented executive officers and are aligned with the long-term interests of the Company's stockholders. This advisory stockholder vote, commonly referred to as a "say-on-pay vote," gives you as a stockholder the opportunity to approve or not approve the compensation of the named executive officers that is disclosed in this proxy statement by voting for or against the following resolution (or by abstaining with respect to the resolution):

RESOLVED, that the stockholders of Single Touch Systems Inc. approve all of the compensation of the Company's executive officers who are named in the Summary Compensation Table of the Company's Proxy Statement for its Annual Meeting for fiscal year ended September 30, 2012 and the accompanying Annual Report on Form 10-K for the fiscal year ended September 30, 2012, as such compensation is disclosed in the Company's Proxy Statement for its annual meeting pursuant to Item 402 of Regulation S-K, which disclosure includes the Proxy Statement's Summary Compensation Table and other executive compensation tables and related narrative disclosures.

Because your vote is advisory, it will not be binding on either the Board of Directors or the Company. However, the Company's Compensation Committee will take into account the outcome of the stockholder vote on this proposal at the Annual Meeting when considering future executive compensation arrangements. In addition, your non-binding advisory votes described in this Proposal 4 and below in Proposal 5 will not be construed: (1) as overruling any decision by the Board of Directors, any Board committee or the Company relating to the compensation of the named executive officers, or (2) as creating or changing any fiduciary duties or other duties on the part of the Board of Directors, any Board committee or the Company.

Recommendation of Our Board of Directors

Our Board of Directors recommends that you vote to approve the compensation disclosed in this proxy statement of the Company's executive officers who are named in this proxy statement's summary compensation table.

PROPOSAL NO. 5

Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation

The Dodd-Frank Act requires the Company's stockholders to have the opportunity to cast a non-binding advisory vote regarding how frequently the Company should seek from its stockholders a non-binding advisory vote (similar to Proposal 4 above) on the compensation disclosed in the Company's proxy statement of its executive officers who are named in the proxy statement's summary compensation table for the year in question (the "named executive officers"). By voting on this frequency proposal, stockholders may indicate whether they would prefer that the advisory vote on the compensation of the Company's named executive officers occur every one, two or three years. Stockholders may also abstain from voting on the proposal.

The Board of Directors has determined that an advisory vote by the Company's stockholders on executive compensation that occurs every three years is the most appropriate alternative for the Company. The Company's executive compensation is designed to support long-term value creation and therefore the advisory vote by shareholders every three years would be aligned the goal of the Company's compensation plan.

You may cast your vote on your preferred voting frequency by choosing the option of one year, two years or three years when you vote in response to this proposal, and you may also abstain from voting on the proposal. Your vote on this proposal is not a vote to approve or disapprove of the Board's recommendation but rather is a vote to select one of the options described in the preceding sentence. The option of one year, two years or three years that receives the highest number of votes cast by stockholders will be the frequency of the advisory vote on executive compensation that has been recommended by the stockholders. However, because this vote is advisory and not binding on either the Board of Directors or the Company, the Board of Directors may subsequently decide that it is in the best interests of the Company and its stockholders to hold an advisory vote on executive compensation that differs in frequency from the option that received the highest number of votes from the Company's stockholders at the Annual Meeting.

Recommendation of Our Board of Directors

Our Board of Directors recommends that the stockholders vote to conduct an advisory stockholder vote every three years on the compensation of the Company's executive officers named in the proxy statement's summary compensation table for that year.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS SHARING AN ADDRESS

In order to reduce costs and in accordance with SEC rules, we deliver only one proxy statement and Annual Report to multiple shareholders sharing an address, unless we receive contrary instructions from one or more of such shareholders. Notwithstanding the foregoing, we will deliver promptly, upon written or oral request to the Company at the telephone number and address noted below, a separate copy of our proxy statement and Annual Report to each shareholder at a shared address to which a single copy of the documents are delivered. Shareholders who wish to receive a separate copy of our proxy statement and Annual Report in the future should contact the Company by calling (201) 275-0555 or writing, Single Touch Systems Inc., Attn: Secretary, at 100 Town Square Place, Suite 204, Jersey City, NJ 07310. Shareholders sharing an address who currently receive multiple copies of proxy statements and annual reports, but who wish to receive only a single copy of such materials, can request that only a single copy be provided by contacting the Company at the same number or address.

SHAREHOLDER PROPOSALS FOR THE 2013 ANNUAL MEETING

Proposals Submitted for Inclusion in Our Proxy Materials

We will include in our proxy materials for our next annual meeting of shareholders shareholder proposals that comply with Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Among other things, Rule 14a-8 requires that we receive such proposals no later than 120 days prior to the one-year anniversary of this proxy statement. Thus, for the 2013 annual meeting of shareholders, we must receive shareholder proposals submitted for inclusion in our proxy materials no later than June 27, 2014; unless the date of our 2013 annual meeting is more than 30 days before or after September 10, 2014, in which case the proposal must be received a reasonable time before we begin to print and send our proxy materials. We will not include in our proxy materials shareholder proposals received that do not comply with all of the requirements of that Rule. Shareholder proposals submitted for inclusion in our proxy materials should be mailed to the following address: Single Touch Systems Inc., 100 Town Square Place, Suite 204, Jersey City, NJ 07310, Attention: Secretary.

Proposals Not Submitted for Inclusion in Our Proxy Materials

Shareholder proposals that are not submitted for inclusion in our proxy materials for our next annual meeting pursuant to Rule 14a-8 under the Exchange Act should be mailed to the following address: Single Touch Systems Inc., 100 Town Square Place, Suite 204, Jersey City, NJ 07310, Attention: Secretary.

Any shareholder wishing to nominate a person for election to our Board of Directors or have any other proposal brought before our 2013 annual meeting, but not considered for inclusion in our 2013 proxy materials pursuant to Rule 14a-8 under the Exchange Act as described above, must submit the proposal on or before June 27, 2014 or such other time as may be disclosed in our Quarterly Reports on Form 10-Q. The proxy holders will have discretionary authority granted by the proxies to vote on these proposals.

Recommendations for Director nomination must include appropriate biographical information, accompanied by the written consent of the proposed nominee. The qualifications of recommended candidates will be reviewed by the Governance and Nominating Committee.

OTHER MATTERS

As of the date of this proxy statement, our Board of Directors does not know of any other matters that are to be presented for action at the annual meeting. Should any other matter come before the annual meeting, however, the persons named in the enclosed proxy will have discretionary authority to vote all proxies with respect to such matter in accordance with their judgment.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ James Orsini

James Orsini
President and Chief Executive Officer

Jersey City, New Jersey
August *, 2013

Form of Amended and Restated Certificate of Incorporation

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
SINGLE TOUCH SYSTEMS, INC.

Single Touch Systems Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify:

1.　　The name of the corporation is Single Touch Systems Inc. The corporation was organized under the name "Hosting Site Network, Inc." on May 31, 2000.

2.　　The Certificate of Incorporation of the corporation is hereby amended and restated to read as follows:

FIRST: The name of the corporation (hereinafter called the "corporation") is

　　　　Single Touch Systems, Inc.

SECOND: The address, including street, number, city, and county, of the registered office of the corporation in the State of Delaware is 9 East Loockerman Street, Suite 214, Dover, Delaware 19901, County of Kent; and the name of the registered agent of the corporation in the State of Delaware at such address is National Corporate Research, Ltd.

THIRD: The nature of the business and the purpose to be conducted and promoted by the corporation which shall be, in addition to the authority of the corporation to conduct any lawful business, to promote any lawful purpose, and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is 305,000,000 of which 300,000,000 shares are designated as common stock, par value $0.001 per share, and 5,000,000 shares are designated as preferred stock, par value $0.0001 per share, the rights, privileges and preferences of which may be designated as provided herein.

The preferred stock may be issued from time to time in one or more series. The Board of Directors is hereby expressly authorized to provide by resolution or resolutions duly adopted prior to issuance, for the creation of each such series and to fix the designation and the powers, preferences, rights, qualifications, limitations, and restrictions relating to the shares of each such series. The authority of the Board of Directors with respect to each series of preferred stock shall include, but not be limited to, determining the following:
(a) the designation of such series, the number of shares to constitute such series and the stated value thereof if different from the par value thereof;
(b) whether the shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the term of such voting rights, which may be general or limited;
(c) the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of stock of any other class or any other series of preferred stock;
(d) whether the shares of such series shall be subject to redemption by the corporation, and, if so, the times, prices and other conditions of such redemption;
(e) the amount or amounts payable upon shares of such series upon, and the rights of the holders of such series in, the voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the corporation;
(f) whether the shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or other corporation purposes and the terms and provisions relating to the operation thereof;
(g) whether the shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or any other series of preferred stock or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;
(h) the conditions or restrictions, if any, upon the creation of indebtedness of the corporation or upon the issue of any additional stock, including additional shares of such series or of any other series of preferred stock or of any other class; and
(i) any other powers, preferences and relative, participating, options and other special rights, and any qualifications, limitations and restrictions, thereof.

The powers, preferences and relative, participating optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. All shares of any one series of preferred stock shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereof shall be cumulative.

FIFTH: The corporation is to have perpetual existence.

SIXTH: Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the
stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

SEVENTH: For the management of the business and for the conduct of the affairs of the corporation, and in further definition, limitation, and regulation of the powers of the corporation and of its directors and of its stockholders or any class thereof, as the case may be, it is further provided:

1. The management for the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by, or in the manner provided in, the Bylaws. The phrase "whole Board" and the phrase "total number of directors" shall be deemed to have the same meaning, to wit, the total number of directors which the corporation would have if there were no vacancies. No election of directors need be by written ballot.

2. After the original or other Bylaws of the corporation have been adopted, amended, or repealed, as the case may be, in accordance with the provisions of Section 109 of the General Corporation Law of the State of Delaware, and, after the corporation has received any payment for any of its stock, the power to adopt amend, or repeal the Bylaws of the corporation may be exercised by the Board of Directors of the corporation; provided, however, that any provision for the classification of directors of the corporation for staggered terms pursuant to the provisions of subsection (d) of Section 141 of the General Corporation Law of the State of Delaware shall be set forth in an initial Bylaw or in a Bylaw adopted by the stockholders entitled to vote of the corporation unless provision for such classification shall be set forth in this certificate of incorporation.

3. Whenever the corporation shall be authorized to issue only one class of stock, each outstanding share shall entitle the holder thereof to notice of, and the right to vote at, any meeting of stockholders. Whenever the corporation shall be authorized to issue
more than one class of stock, no outstanding share of any class of stock which is denied voting power under the provisions of the certificate of incorporation shall entitle the holder thereof to the right to vote at any meeting of stockholders except as the provisions of paragraph (2) of subsection (b) of Section 242 of the General Corporation Law of the State of Delaware shall otherwise require provided, that no share of any such class which is otherwise denied voting power shall entitle the holder thereof to vote upon the increase or decrease in the number of authorized shares of said class.

EIGHTH: The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of Section 102 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented.

NINTH: The corporation shall, to the fullest extent permitted by the provisions of Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockbrokers or disinterested directors or otherwise both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

TENTH: From time to time any of the provisions of this certificate of incorporation may be amended, altered, or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the corporation by this certificate of incorporation are granted subject to the provisions of this Article TENTH.

IN WITNESS WHEREOF, the corporation has caused this Certificate to be signed by its chief executive officer this ___ day of _____, 2013.

_____

James Orsini
Chief Executive Officer

Annual Meeting Proxy Card

A **Proposals – The Board of Directors recommends a vote <u>FOR</u> all the Board of Directors nominees listed and <u>FOR</u> the ratification of the selection of L.L.Bradford & Company, LLC, to serve as our independent registered public accounting firm <u>FOR</u> the Amended and Restated Certificate of Incorporation to increase the Company's authorized shares of common stock from 200,000,000 to 300,000,000 <u>FOR</u> approval of the compensation disclosed in this proxy statement of the Company's executive officers who are named in this proxy statement's summary compensation table <u>FOR</u> "three years" with respect to the frequency of advisory votes on executive compensation.**

1. Election of Directors
(INSTRUCTION: **To withhold authority to vote for any individual nominee(s), strike a line through the nominee's name or write a zero ("0") in the space following his name below. Each share of common stock is entitled to one vote.**)

	For	Withhold	Number of Votes
01 - Anthony Macaluso	☐	☐	
02 - James Orsini	☐	☐	
03 - Richard Siber	☐	☐	
04 – James L. Nelson	☐	☐	
05 – Stephen D. Baksa	☐	☐	
06 – Peter D. Holden	☐	☐	
07- Jonathan E. Sandelman	☐	☐	

2. To ratify the appointment of L.L.Bradford & Company, LLC as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2013.

For	**Against**	**Abstain**
☐	☐	☐

3. The approval of Amended and Restated Certificate of Incorporation to increase the Company's authorized shares of common stock from 200,000,000 to 300,000,000

For	**Against**	**Abstain**
☐	☐	☐

4. The approval of the compensation disclosed in the proxy statement of the Company's executive officers who are named in this proxy statement's summary compensation table

For	**Against**	**Abstain**
☐	☐	☐

5. Frequency of advisory votes on executive compensation

1 year	**2 year**	**3 year**	**Abstain**
☐	☐	☐	☐

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held September 10, 2013

This proxy statement and our 2012 Annual Report to Stockholders are available at http://www.singletouch.net

▼ **FOLD AND DETACH HERE AND READ THE REVERSE SIDE** ▼

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PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

Single Touch Systems Inc.

The undersigned appoints **James Orsini** as proxy, with the power to appoint his substitute, and authorizes him to represent and to vote, as designated on the reverse hereof, all of the shares of common stock of **Single Touch Systems Inc.** held of record by the undersigned at the close of business on August 9, 2013 at the Annual Meeting of Stockholders of Single Touch Systems Inc. to be held on September 10, 2013 or at any adjournment thereof.

(Continued, and to be marked, dated and signed, on the other side)